Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Marrone Bio Innovations, Inc. on Amendment No. 1 to Form S-3 (File No. 333-252823) of our report dated March 23, 2021, with respect to our audits of the consolidated financial statements of Marrone Bio Innovations, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in the Annual Report on Form 10-K of Marrone Bio Innovations, Inc. for the year ended December 31, 2020, filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Marcum llp

San Francisco, CA

March 26, 2021